                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2003


                                              OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ___________ to ___________


  Commission file number 000-16614



        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


               Camco Financial & Subsidiaries Salary Savings Plan


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Camco Financial Corporation
                               6901 Glenn Highway
                              Cambridge, Ohio 43725

                              REQUIRED INFORMATION


               The following financial statements and supplemental schedules for Camco Financial and Subsidiaries Salary Savings Plan are being filed herewith:


Description

Contents of Financial Statements

Report of Independent Auditors

Statements of Net Assets Available for
  Benefits at December 31, 2003 and December 31,
  2002

Statement of Changes in Net Assets Available for Benefits for the Year Ended December
  31, 2003

Notes to Financial Statements

Schedule H, Line 4i - Schedule of Assets
   (Held at End of Year)


               The following exhibit is being filed herewith:


Exhibit No.    Description
-----------    -----------
   23          Consent of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Trustees
Camco Financial & Subsidiaries
  Salary Savings Plan
Cambridge, Ohio

We have audited the accompanying statements of net assets available for benefits of the Camco Financial & Subsidiaries Salary Savings Plan (Plan) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held At End Of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

                                               /s/ Crowe Chizek and Company LLC
                                               Crowe Chizek and Company LLC

Columbus, Ohio
May 6, 2004

                         CAMCO FINANCIAL & SUBSIDIARIES
                               SALARY SAVINGS PLAN
                                 Cambridge, Ohio

                              FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

                                 Cambridge, Ohio

                              FINANCIAL STATEMENTS
                           December 31, 2003 and 2002




                                    CONTENTS





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....................   1


FINANCIAL STATEMENTS

    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS ........................   2

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ..............   3

    NOTES TO FINANCIAL STATEMENTS ..........................................   4


SUPPLEMENTAL INFORMATION

    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)..........   9

                         CAMCO FINANCIAL & SUBSIDIARIES
                               SALARY SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------


                                                                     2003           2002
                                                                     ----           ----
ASSETS
Investments (Note 4)                                            $ 11,583,579    $ 8,849,825

Receivables
    Employee contribution                                             20,976         25,451
    Employer matching contribution                                    10,957         13,059
    Employer profit sharing contribution                                  --         86,944
                                                                ------------    -----------
                                                                      31,933        125,454
                                                                ------------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                               $ 11,615,512    $ 8,975,279
                                                                ============    ===========


--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                                                                              1.

                         CAMCO FINANCIAL & SUBSIDIARIES
                               SALARY SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2003

--------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO
    Net appreciation in fair value of investments (Notes 2 and 4)               $ 2,082,340
    Interest and dividends                                                          235,932
                                                                                -----------
                                                                                  2,318,272
    Contributions
        Employer                                                                    311,942
        Participants                                                                618,151
        Rollovers                                                                    23,600
                                                                                -----------
                                                                                    953,693
                                                                                -----------
           Total additions                                                        3,271,965

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
    Administrative expenses                                                          39,038
    Benefits paid to participants                                                   592,694
                                                                                -----------
           Total deductions                                                         631,732

NET INCREASE                                                                      2,640,233

NET ASSETS AVAILABLE FOR BENEFITS
    BEGINNING OF YEAR                                                             8,975,279
                                                                                -----------

    END OF YEAR                                                                 $11,615,512
                                                                                ===========


--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.

                                                                              2.

                         CAMCO FINANCIAL & SUBSIDIARIES
                               SALARY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------


NOTE 1 - DESCRIPTION OF PLAN

The following description of the Camco Financial & Subsidiaries Salary Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined-contribution plan covering all employees of Camco Financial & Subsidiaries and related subsidiaries, collectively referred to as the "Company." The Plan requires employees to complete one year of service (1,000 hours or more) to participate in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 92% of their pretax annual compensation to the Plan, subject to certain limitations. The Plan also allows any participant who has attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution equal to 100% of 401(k) deferrals made up to the first 3% of base compensation and 50% of 401(k) deferrals from 3.01% to 5% of base compensation. The Company may make an additional employer discretionary contribution. Contributions are subject to certain Internal Revenue Code ("IRC") limitations.

Investment Options: The Plan allows participants to direct the investment of their plan assets, including half of their employer discretionary and all of their 401(k) deferrals and employer matching contributions, among several different investment options offered by the Plan, including Camco Financial Corporation common stock. The other half of the employer discretionary contribution is trustee directed and invested solely in Camco Financial Corporation common stock.

Participant Accounts: Each participant's account is credited with the participant's own contribution, and an allocation of (a) the Company's contributions and (b) investment income. Allocation of the Company's contributions and investment income is based upon participants' compensation and account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement (at normal retirement age), death, or disability.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                              3.

                         CAMCO FINANCIAL & SUBSIDIARIES
                               SALARY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

Forfeited Accounts: Forfeitures of terminated participants' nonvested employer profit sharing accounts are used to reduce employer contributions. As of December 31, 2003 and 2002, forfeitures totaled $31,177 and $21,572, respectively.

Vesting: Participants are immediately vested in their own 401(k) contributions, employer matching contributions made after December 31, 1997 and any Pension Plan rollovers, plus actual earnings thereon. Vesting in the remainder of their account is based on years of credited service. A participant is 100% vested after six years of credited service in accordance with the table below:

               Years of Service                                    % Vested
               ----------------                                    --------
                      1                                                0
                      2                                               20
                      3                                               40
                      4                                               60
                      5                                               80
                      6                                              100

Payment of Benefits: Upon termination of service, a participant may elect to receive payment of their vested benefits, as a lump-sum payment.

Loan Provisions: The Plan provides that participants can borrow funds against their vested account balance. These loans are limited to the lesser of $50,000 or 50% of the participant's vested account balance. The loan must be repaid within five years, and the loan must bear interest at a reasonable rate.


--------------------------------------------------------------------------------

                                   (Continued)

                                                                              4.

                         CAMCO FINANCIAL & SUBSIDIARIES
                               SALARY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The principles and policies that significantly affect the determination of net assets available for benefits and results of operations are summarized below.

Accounting Method: The accounting principles followed by the Plan conform to U.S. generally accepted accounting principles. The financial statements were prepared using the accrual method of accounting.

Income and Expense Recognition: Investment income includes dividends, interest, gains or losses realized on the sale of plan assets and unrealized gains and losses of assets held the entire plan year. Employer and employee contributions and expenses payable are recognized on the accrual method. Benefits to participants are recorded when paid.

Valuation of Investments: Quoted market prices are used to value the Plan's investments in mutual funds and common stock. Participant loans are carried at their outstanding principal balance, which approximates fair value. The Plan's investment in the common/collective investment fund is valued based upon the Plan's proportional share of the common/collective fund's underlying asset which is another common/collective fund. The underlying common/collective fund is valued based upon the fair market value of that fund's underlying assets.

Purchases and sales of securities are recorded on a trade-date basis.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures and actual results could differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Risk and Uncertainties: The Plan provides for various investment options including any combination of mutual funds, Camco Financial Corporation common stock, common/collective funds and other investment securities. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Concentration of Credit Risk: At December 31, 2003, approximately 42% of the Plan's assets were invested in Camco Financial Corporation common stock.

--------------------------------------------------------------------------------

                                   (Continued)

                                                                              5.

                         CAMCO FINANCIAL & SUBSIDIARIES
                               SALARY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of a plan termination, participants will become 100% vested in their accounts.


NOTE 4 - INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets.

                                                                         December 31,
                                                                         ------------
                                                                     2003           2002
                                                                     ----           ----
INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICES
    Mutual funds
        Dreyfus Founders Discovery Fund                         $    713,276    $   421,725
        Gabelli Growth Fund                                          851,347        542,536
        Neuberger Berman  Genesis Trust Fund                         833,238        582,134
        Scudder Growth & Income Fund                               1,074,126        792,498
    Common/collective funds
        MCM Stable Value Portfolio                                   733,385        621,981
    Common stock
        Camco Financial Corporation                                4,380,839      3,686,549
        Camco Financial Corporation *                                544,364        409,652

* Nonparticipant directed investment

During 2003, the Plan's investments earned interest and dividend income of $235,932.

Also during 2003, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value by $2,082,340 for the year ended December 31, 2003 as follows:

        Mutual funds                                                    $   1,148,794
        Common/collective fund                                                 26,655
        Common stock                                                          906,891
                                                                        -------------

                                                                        $   2,082,340
                                                                        =============


--------------------------------------------------------------------------------

                                   (Continued)

                                                                              6.

                         CAMCO FINANCIAL & SUBSIDIARIES
                               SALARY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------


NOTE 5 - NONPARTICIPANT - DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows.

                                                                         December 31,
                                                                         ------------
                                                                     2003           2002
                                                                     ----           ----
    Net assets:
        Common stock                                            $    544,364    $   409,652


                                                                          Year ended
                                                                       December 31, 2003
                                                                       -----------------
    Changes in net assets
        Contributions                                                   $     43,552
        Loan principal payments                                                1,687
        Dividends and Interest                                                17,223
        Net appreciation                                                      93,161
        Benefits paid to participants                                        (18,032)
        Participant loans issued                                              (2,850)
        Administrative expenses                                                  (29)
                                                                        ------------
                                                                        $    134,712

NOTE 6 - RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Company pays certain administrative fees on behalf of the Plan. Fees paid by the Plan to Citistreet, the Plan recordkeeper and custodian, for investment management services amounted to $39,038 for the year ended December 31, 2003.

The Plan held the following party-in-interest investments (at fair value) at December 31, 2003 and 2002:

                                                                   2003            2002
                                                                   ----            ----
          Camco Financial Corporation common stock             $  4,925,203    $ 4,096,201
          CitiStreet S&P 500 Fund                                    77,748         24,627
          Participant Loans                                         111,429        127,541

--------------------------------------------------------------------------------

                                   (Continued)

                                                                              7.

                         CAMCO FINANCIAL & SUBSIDIARIES
                               SALARY SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

--------------------------------------------------------------------------------


NOTE 7 - TAX STATUS

The Plan document has been restated for recent law changes. The plan sponsor adopted the restated version of a non-standardized prototype plan document. The Internal Revenue Service has determined and informed the prototype plan sponsor, by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE 8 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but have not been paid. As of December 31, 2003 and 2002, amounts allocated to these individuals totaled $48,007 and $404, respectively.


--------------------------------------------------------------------------------

                                   (Continued)

                                                                              8.

                            SUPPLEMENTAL INFORMATION





--------------------------------------------------------------------------------


                                                                              9.

                         CAMCO FINANCIAL & SUBSIDIARIES
                               SALARY SAVINGS PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)
                                December 31, 2003

--------------------------------------------------------------------------------


Name of plan sponsor:                       Camco Financial & Subsidiaries
                                    --------------------------------------------
Employer identification number:                      51-0110823
                                    --------------------------------------------
Three-digit plan number:                                 002
                                    --------------------------------------------


                                                                  (c)
                                                            Description of
                                                         Investment Including
                      (b)                               Maturity Date, Rate of                                         (e)
         Identity of Issuer, Borrower,                 Interest, Collateral, Par                    (d)              Current
(a)        Lessor, or Similar Party                        or Maturity Value                       Cost               Value
---        ------------------------                        -----------------                       ----               -----
*     Camco Financial Corporation                     Common stock,
                                                        284,201 shares                       $    2,924,327    $    4,925,203

      Founders Asset Management, Inc.                 Dreyfus Founders Balanced
                                                        Fund, Shares of mutual fund                   @               268,498

      Founders Asset Management, Inc.                 Dreyfus Founders Discovery
                                                        Fund, Shares of mutual fund                   @               713,276

      Gabelli Funds LLC                               Gabelli Growth Fund,
                                                        Shares of mutual fund                         @               851,347

      Janus Capital Management                        Janus Twenty Fund,
                                                        Shares of mutual fund                         @               530,615

      Loomis Sayles & Co., Inc.                       Loomis Sayles Bond Fund,
                                                         Shares of mutual fund                        @               127,999

      Gartmore Trust                                  MCM Stable Value Portfolio,
                                                        Shares of common/
                                                        collective fund                               @               733,385

      Neuberger Berman Management, Inc.               Neuberger Berman Genesis
                                                        Trust, Shares of mutual fund                  @               883,238

      ING Investments                                 ING GNMA Income Fund,
                                                        Shares of mutual fund                         @               119,496

      Scudder Investments                             Scudder Growth & Income Fund,
                                                        Shares of mutual fund                         @             1,074,126


-------------------------------------------------------------------------------
*  Denotes party-in-interest
@ Participant-directed investment. Cost basis disclosure is not required.
                                  (Continued)


                                                                            10.

                         CAMCO FINANCIAL & SUBSIDIARIES
                               SALARY SAVINGS PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)
                                December 31, 2003

--------------------------------------------------------------------------------




Name of plan sponsor:                        Camco Financial & Subsidiaries
                                    --------------------------------------------
Employer identification number:                       51-0110823
                                    --------------------------------------------
Three-digit plan number:                                  002
                                    --------------------------------------------


                                                                    (c)
                                                              Description of
                                                           Investment Including
                          (b)                             Maturity Date, Rate of                                         (e)
             Identity of Issuer, Borrower,               Interest, Collateral, Par                    (d)              Current
(a)            Lessor, or Similar Party                      or Maturity Value                       Cost               Value
---            ------------------------                      -----------------                       ----               -----
      Scudder Investments                               Scudder International Fund,
                                                           Shares of mutual fund                        @               509,770

      Columbia Funds                                    Columbia Intermediate
                                                          Bond Fund, Shares of
                                                          mutual fund                                   @               184,878

      Credit Suisse Asset Management                    Credit Suisse Global
                                                          Fixed-Income Fund,
                                                           Shares of mutual fund                        @               148,508

      Founders Asset Management, Inc.                   Dreyfus Premier Core
                                                          Value Fund, Shares of
                                                          mutual fund                                   @               147,781

      J.P. Morgan Funds                                 JP Morgan Fleming
                                                          Emerging Markets, Shares
                                                           of mutual fund                               @               176,282

*     Smith Barney Fund Management                      CitiStreet S&P 500 Fund,
                                                          Shares of mutual fund                         @                77,748

*     Plan participants                                 Participant loans bearing
                                                        interest at 6.0% to 11.5%                       -               111,429
                                                                                                             ------------------

                                                                                                             $       11,583,579


-------------------------------------------------------------------------------
* Denotes party-in-interest
@ Participant-directed investment. Cost basis disclosure is not required.

                                                                            11.

                                   SIGNATURES

           The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            CAMCO FINANCIAL AND SUBSIDIARIES
                            SALARY SAVINGS PLAN

                            By its Administrator: Camco Financial Corporation



Date:  June 25, 2004        By:  /s/ Mark A. Severson
                                ----------------------------------------------
                                     Mark A. Severson, Chief Financial Officer

                        CAMCO FINANCIAL AND SUBSIDIARIES
                               SALARY SAVINGS PLAN
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2003

                                INDEX TO EXHIBITS

Exhibit No.          Description
-----------          -----------
    23               Consent of Independent Registered Public Accounting Firm